UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

20 March 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
    Blue Square-Israel Ltd.
    Emanuel Avner, CFO
    Toll-free telephone from U.S. and Canada: 888-572-4698
    Telephone from rest of world: 972-3-928-2220
    Fax: 972-3-928-2299
    Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES RESULTS OF
THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2004

— Q4 Same Store Sales Up 3.7% Reflecting Increased Market Share and Steady
Sales Growth —
— 2005: With Brand Consolidation Complete,
Company is Focused on Expansion, Non-Food and Near-Food Categories —

ROSH HA’AYIN, Israel – March 20, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the fourth quarter and year ended December 31, 2004.

NOTE: Israeli GAAP Accounting Standard No. 12: Through the end of 2003, Israeli GAAP required all Israeli companies to adjust their financial statements to reflect changes in the Israeli CPI. However, the adoption of Israeli GAAP Accounting Standard No. 12 on January 1, 2004 requires all companies to revert to nominal reporting. To assure a meaningful comparison between the Company’s 2004 results, which are reported nominally, and its 2003 results, which are adjusted for changes in the CPI, please refer to NOTE A at the end of this report.

As part of its plan for increasing its focus on “Non Food” and “Near Food” categories, in 2005 the Company signed an agreement (subject to final approval by government authorities) to purchase 50% of Hamachsan Hamerkazi Kfar Hashaashuim Ltd (“Hamachsan”), a successful Israeli retailer with more than 180 housewares, toy and “dollar stores,” in consideration of NIS 3.2 million and a shareholder loan of NIS 21.8 million.

2004 Results
Revenues: The Company’s revenues for 2004 increased by 3.8% to NIS 5,365.8 million(a) (U.S. $1,245.5 million)(b) compared to NIS 5,170.5 million in 2003. This reflects the success of the Company’s brand consolidation and expansion programs during the year and illustrates its increasing market share. Over the course of the year, the Company converted all stores into three well-differentiated brands: MEGAs for large shopping trips and a one-stop shopping experience, service-oriented SuperCenter neighborhood stores for daily needs, and hard-discount Shefa Shuks to serve the most price-conscious and Orthodox sectors.

Gross Profit: Gross profit for 2004 increased by 0.7% to NIS 1,403.5 million (U.S. $325.8 million) compared to NIS 1,393.1 million in 2003 reflecting the higher level of sales mitigated by a decrease in the gross margin to 26.2% in the period compared to 26.9% in 2003. This reflects an increase in discounted sales as a percentage of the overall sales mixture due to the Company’s brand consolidation program, especially the conversion of Co-op stores to Super Centers and Super Centers to Megas and Shefa Shuks, offset somewhat by improved buying terms with suppliers.

Selling, General, and Administrative Expenses: Because of the Company’s addition of new stores during the year, its selling, general, and administrative expenses for 2004 increased by 1.1% to NIS 1,203.4 million (U.S. $297.3 million) compared to NIS 1,190.4 million in 2003. However, SG&A declined as a percentage of revenues to 22.4% from 23.0% in 2003. This, together with the 6.1% increase of sales per employee recorded during the year illustrates the ongoing success of the Company’s efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time provisions) for 2004 was NIS 335 million (U.S. $77.8 million), a decrease of 2.2% compared to NIS 342 million in 2003. EBITDA margin for the year was 6.2%, compared to 6.6% for 2003.

Operating Income: Operating income for 2004 decreased by 1.3% to NIS 200.1 million (U.S. $46.4 million) compared to NIS 202.7 million in 2003, resulting in an operating margin for the year of 3.7% compared to 3.9% in 2003.

Financial Expenses: The Company recorded financial expenses of NIS 58.1 million (U.S. $13.5 million) in 2004 compared to NIS 48.8 million in 2003. The higher level of financial expenses for 2004 reflects increased total debt following the Company’s issuance of debentures in August 2003, together with dividend payments made during the year.

Other Expenses: Other expenses (net) for 2004 were NIS 19.6 million (U.S. $4.6 million) compared to NIS 136.6 million in the parallel period of 2003. Other expenses for 2004 included mainly a provision of NIS 8.4 million (U.S. $1.9 million) in respect of impairment of assets according to Israeli GAAP Accounting Standard No. 15 (impairment of assets) and closure of stores, NIS 4.7 million (U.S. $1.1 million) related to dismissal of employees from the Company’s Headquarters, and NIS 4.5 million (U.S. $1.0 million) as a compensation payment for the termination of a private label contract. Other Expenses for 2003 included a one-time provision of NIS 67.5 million for store closures and employee dismissals and a non-recurring expense of NIS 63.9 million related to an agreement between the Company and its employees.

Taxes On Income: The Company’s taxes on income for 2004 were NIS 41.2 million (U.S. $9.6 million) compared to NIS 8.4 million in 2003. In 2004, the Company’s nominal tax rate was reduced from 36% to 35% in accordance with the Income Tax Ordinance Amendment adopted on June 29, 2004, which provides for the gradual reduction in the rate of corporate tax commencing from January 1, 2004. Further reductions will come into effect at the beginning of 2005, 2006, and 2007 until a final tax rate of 30% is achieved.

Net Income: The Company’s net income for 2004 was NIS 60.5 million (U.S. $14.0 million), or NIS 1.57 per ADS (U.S. $0.36), compared to a net loss of NIS 7.0 million, or NIS 0.18 per ADS, for 2003.

Other Operating Data:
—	Same Store Sales for 2004 decreased by 0.6%. During 2003, Same Store Sales decreased by 11.2% compared with the prior fiscal year.
—	During 2004, the Company opened 7 stores and closed 4 stores, adding a net total of 9,200 square meters to the chain. In addition, during the period the Company converted 4 stores to the MEGA brand and 17 stores to the Shefa Shuk brand.

—	The Company's sales per employee increased by 6.1% during the period, reaching NIS 804,000 (U.S. $186,600) per employee.

Results for the Fourth Quarter
Revenues: Revenues for the fourth quarter of 2004 increased by 6.3% to NIS 1,376.9 million (U.S. $319.6 million) compared to NIS 1,295.4 million in the fourth quarter of 2003. The increase was related to the increase in same store sales and stores opened by the Company during the first nine months of 2004.

Gross Profit: Gross profit for the fourth quarter of 2004 decreased by 0.4% to NIS 360.1 million (U.S. $83.6 million) compared to NIS 361.4 million in the fourth quarter of 2003, while gross margin for the quarter declined to 26.2% from 27.9% in the parallel period. This reflects an increase in discounted sales as a percentage of the overall sales mixture due to the Company’s brand consolidation program as explained above. In contrast, the high gross margin for the fourth quarter of 2003 included the contribution of year-end supplier price reconciliations.

Selling, General and Administrative Expenses: The Company’s selling, general and administrative expenses for the fourth quarter of 2004 increased by 6.9% to NIS 317.4 million (U.S. $73.7 million) compared to NIS 297.0 million in the fourth quarter of 2003. The increase reflects expenses related to the opening of new stores during the year and provisions totaling NIS 8 million (U.S. $1.9 million) related to reassessments of municipal taxes and legal matters. However, the 8.0% increase of sales per employee recorded during the quarter illustrates the ongoing success of the Company’s efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time expenses) for the fourth quarter of 2004 was NIS 72 million (U.S. $16.7 million), a decrease of 27.3% compared to NIS 99 million in the fourth quarter of 2003. EBITDA margin for the period was 5.2%, compared to 7.6% for the fourth quarter of 2003.

Operating Income: Operating income for the fourth quarter of 2004 decreased by 33.8% to NIS 42.7 million (U.S. $9.9 million) compared to NIS 64.5 million in the fourth quarter of 2003. This reflects the combination of the lower gross margin for the quarter together with the above-mentioned provisions recorded in SG&A during the quarter. Excluding these provisions, operating margin for the quarter was 3.7% compared to 5.0% in the fourth quarter of 2003.

Financial Expenses: The Company recorded financial expenses of NIS 16.7 million (U.S. $3.9 million) in the fourth quarter of 2004 compared to NIS 16.1 million in the comparable period of 2003.

Other Expenses: Other Expenses (net) for the fourth quarter of 2004 were NIS 9.9 million (U.S. $2.3 million), consisting primarily of a provision of NIS 5.5 million in respect of impairment of fixed assets according to Israeli GAAP Accounting Standard No. 15 (impairment of assets) and NIS 4.5 million as a compensation payment for the termination of a private label contract. Other Expenses for the fourth quarter of 2003 were NIS 2.7 million, reflecting a provision for Accounting Standard No. 15 and other provision adjustments.

Net Income: Net income for the fourth quarter of 2004 was NIS 7.7 million (U.S. $1.8 million), or NIS 0.20 per ADS (U.S. $0.05), compared to NIS 22.4 million, or NIS 0.59 per ADS, for the comparable period of 2003.

Other Operating Data:
—	The Company’s Same Store Sales for the quarter increased by 3.7% as compared to the comparable quarter of 2003 despite continued intense competition. During the fourth quarter of 2003, Same Store Sales decreased by 5.5% compared with the same quarter of the prior fiscal year.
—	The Company’s sales per employee increased by 8.0% in the quarter compared to the fourth quarter of 2003, reaching NIS 212,000 (U.S. $49,200) per employee.

Comments of Management
Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “2004 was a breakthrough year in which we returned to steadily increasing revenues, market share and same store sales. The primary driver of this improved performance was the successful execution of a work plan mandating expansion, intensified marketing, store format consolidation and increased organization-wide efficiency. Although the substantial one-time provisions recorded in the quarter have masked our progress, we are on-track towards achieving our long-term margin and profitability targets.

“As we enter 2005, our goal is to continue expanding our leadership of Israel’s retail markets. To bring all three Blue Square ‘experiences’ within the shopping range of more Israeli consumers, we plan to open approximately six new stores during the year and to close three, adding 7,000 square meters net. In addition, to take better advantage of our 50 million yearly checkouts, we have launched exciting new Near-Food (health and beauty aids, cleaning products, etc.) and Non-Food (housewares, toys, ‘dollar’ items, entertainment etc.) initiatives in our stores jointly with Hamachsan Hamerkazi Kfar Hashaashuim Ltd., a rapidly growing Israeli retailer in which we have recently invested.”

Mr. Unger concluded, “Taken as a whole, we are thriving despite highly competitive markets and are on track in the execution of a work plan and budgets passed unanimously by the Board of Directors that is increasing our revenues and market share. We are confident that these efforts will build our top-line and bottom-line in the year ahead, increasing shareholder value over the long term.”

NOTE A: Transition to Nominal-Historical Financial Reporting
With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of inflation.

1)	Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (hereafter – “NIS”), based upon changes in the consumer price index (hereafter - “the CPI”) , in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

2)	The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date).

3)	The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

NOTE B: Convenience Translation to Dollars
The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2004: U.S. $1.00 equals NIS 4.308. The translation was made solely for the convenience of the reader.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 164 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004

			Convenience translation (Note B)
	December 31,		December 31,
	2003	2004	2004
	NIS (see note A)		U.S. dollars
	(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	63,255	47,359	10,993
Marketable securities	15,137	-	-
Trade receivables	512,972	483,524	112,239
Other accounts receivable	118,762	145,292	33,726
Inventories	276,113	288,042	66,862

Total current assets	986,239	964,217	223,820

INVESTMENT IN AN ASSOCIATED COMPANY	3,999	2,795	649

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION
AND AMORTIZATION	2,073,169	2,011,599	466,945

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:
Goodwill	82,535	76,665	17,795
Deferred charges	53,738	23,735	5,510

	136,273	100,400	23,305

	3,199,680	3,079,011	714,719

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004

			Convenience translation (Note B)
	December 31,		December 31,
	2003	2004	2004
	NIS (see note A)		U.S. dollars
	(In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks	212,521	136,541	31,695
Trade payables	700,626	837,757	194,465
Other accounts payable and accrued expenses	361,923	331,614	76,976
Dividend payable	-	38,971	9,046

Total current liabilities	1,275,070	1,344,883	312,182

LONG-TERM LIABILITIES:
Long-term loans from banks, net of
current maturities	286,084	390,375	90,617
Debentures	200,000	200,000	46,425
Convertible debentures	200,000	186,193	43,220
Deferred income taxes	15,322	14,576	3,383
Liability for employee rights, net of
amount funded	25,599	26,894	6,243

Total long-term liabilities	727,005	818,038	189,888

CONTINGENT LIABILITIES AND COMMITMENTS

MINORITY INTEREST	160,265	96,780	22,465

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at December
31, 2004 and 2003; Issued and outstanding:
38,784,336 and 38,400,000 shares at
December 31, 2004 and 2003, respectively	52,121	52,505	12,188
Additional paid-in capital	741,008	754,262	175,084
Retained earnings:
Dividend declared subsequent to
balance sheet date	198,421	-	-
Unappropriated	45,790	12,543	2,912

	1,037,340	819,310	190,184

	3,199,680	3,079,011	714,719

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE TWELVE AND THREE MONTH PERIODS ENDED DECEMBER 31, 2004

	Year ended December 31,		Three months ended December 31,		Convenience translation (note B) for the three months ended December 31, 2004
	2003	2004	2003	2004
	NIS in thousands except share and per share data (see Note A)				U.S. $ in thousands
	audited	audited	unaudited	unaudited	unaudited

Sales	5,170,510	5,365,784	1,295,391	1,376,933	319,622
Cost of sales	3,777,411	3,962,303	933,977	1,016,838	236,035

Gross profit	1,393,099	1,403,481	361,414	360,095	83,587

Selling general and administrative
expenses	1,190,425	1,203,391	296,959	317,406	73,678

Operating income	202,674	200,090	64,455	42,689	9,909

Financial expenses, net	(48,813)	(58,090)	(16,057)	(16,672)	(3,870)
Amortization of goodwill	(5,740)	(5,870)	(1,784)	(1,499)	(348)
Other expenses, net	(136,612)	(19,593)	(2,650)	(9,939)	(2,307)

Income before taxes on income	11,509	116,537	43,964	14,579	3,384
Taxes on income	8,445	41,230	16,952	3,020	701

Income after taxes on income	3,064	75,307	27,012	11,559	2,683
Share in profits (losses) of associated
company-net	742	(1,204)	422	(398)	(92)
Minority interest	10,852	13,555	5,060	3,439	798

Net income (loss)	(7,046)	60,548	22,374	7,722	1,793

Earnings (loss) per ordinary share
or ADS	(0.18)	1.57	0.59	0.20	0.05

Number of shares or ADS used to
compute earnings (loss) per share
for the period	38,400,000	38,784,336	38,400,000	38,784,336	38,784,336

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA

	For the year ended December 31,		For the three months ended December 31,		Convenience translation (note B) for the three months ended December 31, 2004 U.S.$
	2003 NIS	2004 NIS	2003 NIS	2004 NIS
	audited	audited	unaudited	unaudited	unaudited

Sales (in millions)	5,171	5,366	1,295	1,377	320

Operating income (in millions)	203	200	64	43	10

EBITDA (in millions)
(excluding one-time expenses)	342	335	99	72	17

EBITDA margin
(excluding one-time expenses)	6.6%	6.2%	7.6%	5.2%	na

Increase (decrease) in same store sales*	(11.2)%	(0.6)%	(5.5)%	3.7%	na

Number of stores at end of period	161	164	161	164	na
Stores opened during the period	5	7	0	0	na
Stores closed during the period	17	4	2	0	na

Total square meters at end of period	290,800	300,000	290,800	300,000	na
Square meters added (closed)
during the period	(1,800)	9,200	(4,900)	-	na

Sales per square meter (NIS)	17,906	18,074	4,408	4,590	1,065

Sales per employee (in thousands)	758	804	196	212	49

        * Compared with the same period in the prior fiscal year.